Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

15,004,239 Outstanding Shares of Common Stock

of

PetroSearch Energy Corporation

at

$0.33 Net Per Share

by

Tiberius Capital, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 7, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, Purchaser being satisfied, in its reasonable discretion, that: (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of common stock, $0.001 par value per share (“Shares”), of PetroSearch which, together with the Shares then owned by Tiberius Capital, LLC (“Purchaser”), represents a majority of the total number of Shares then outstanding on a fully diluted basis (including Shares into which outstanding shares of convertible preferred stock of PetroSearch are convertible); (ii) the stockholders of PetroSearch have not approved the proposed Agreement and Plan of Merger, dated as of March 30, 2009, by and among PetroSearch, Double Eagle Petroleum Co. (“Double Eagle”), and DBLE Acquisition Corporation, a wholly owned subsidiary of Double Eagle, attached as Appendix A to the Preliminary Proxy Statement/Prospectus of PetroSearch included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Double Eagle on June 16, 2009; (iii) no takeover defenses (such as a “poison pill” stockholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current three members, or any further issuance of preferred stock) exist for PetroSearch immediately prior to the expiration of the Offer; (iv) PetroSearch retains a minimum of $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on combinations with interested stockholders set forth in Sections 78.411-44 of the Nevada Revised Statutes are inapplicable to the Offer; and (vi) the total stockholders’ equity of PetroSearch is at least $19 million immediately prior to the expiration of the Offer. Other conditions of the offer are described herein under the caption “Conditions of the Offer.” The Offer is not subject to any financing condition.

Purchaser reserves the right (but will not be obligated) to purchase more than 15,004,239 Shares, if more than 15,004,239 Shares are tendered. If more than 15,004,239 Shares are tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined herein), and Purchaser elects to purchase at least 15,004,239 Shares but fewer than the number of Shares tendered, then Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering stockholders. The number of Shares that Purchaser will purchase from each tendering stockholder will be based on the total number of Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The date of this Offer to Purchase is June 22, 2009.

SUMMARY TERM SHEET

Tiberius Capital, LLC, an Illinois limited liability company, is making a third-party tender offer for, and is offering to purchase, 15,004,239 of the issued and outstanding shares of common stock, $0.001 par value per share (“Shares”), of PetroSearch Energy Corporation, a Nevada corporation (“PetroSearch” or the “Company”), at a net price per Share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (together with this Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless the context requires otherwise, each reference herein to “we,” “us,” “our,” or “Purchaser” is to Tiberius Capital, LLC.

This Summary Term Sheet is intended to serve as an overview of the material matters that are presented elsewhere herein and in the accompanying documents provided to security holders, and to provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. This Summary Term Sheet briefly describes in bullet point format the most material terms of the proposed transaction. The bullet points cross-reference more detailed discussions contained elsewhere herein and in the other disclosure documents disseminated to security holders. This Summary Term Sheet does not recite or contain, and is not meant to be a substitute for, all information contained elsewhere herein and in the other disclosure documents provided to security holders and may not contain all information that is important to you. For a more detailed description of the material terms of the proposed transaction and additional information that may be important to you and to better understand the proposed transaction, you should carefully read this entire Offer to Purchase and the accompanying Letter of Transmittal. Questions and requests for assistance may be directed to the Information Agent for the proposed transaction at the address(es) and telephone number(s) for the Information Agent set forth herein.

Who is offering to purchase securities?

•

The Offer is being made by Tiberius Capital, LLC, an Illinois limited liability company (“Purchaser”), which was organized for the purposes of acquiring Shares and making the Offer. We have no assets or operations and have not carried on any activities other than in connection with the acquisition of Shares and the Offer and as described herein. We are managed by Tiberius Management, Inc., an Illinois corporation, and we are wholly owned by our sole member, Hyperion Capital, L.P., an Illinois limited partnership. Hyperion Capital, L.P. is engaged in the investment business for the proprietary account of Mr. John M. Fife (“Mr. Fife”) and is the sole shareholder of Tiberius Management, Inc., the sole member of Purchaser and the sole member of Tiberius Capital II, LLC, an Illinois limited liability company. The general partner of Hyperion Capital, L.P. is Hyperion Capital Management, LLC, an Illinois limited liability company, which is engaged in the investment business for the proprietary account of Mr. Fife. The manager of Hyperion Capital Management, LLC is Fife Trading, Inc., an Illinois corporation, which is engaged in the investment business for the proprietary account of Mr. Fife. Mr. Fife, of Chicago, Illinois and a U.S. citizen, is a professional investor and is the sole limited partner of Hyperion Capital, L.P., the sole member of Hyperion Management, LLC, and the sole shareholder of Fife Trading, Inc. Mr. Fife may be deemed to control, and to beneficially own securities owned by, each of Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC, and Purchaser. See “Identity and Background of Filing Person(s).”

Are you or any of your principals affiliated with any other bidder for PetroSearch or with any of its officers, directors or other stockholders?

•	No.

What securities are we offering to purchase?

•	We are offering to purchase 15,004,239 of the issued and outstanding Shares. See “Introduction” and “Terms of the Offer.” We currently own 6,106,014 Shares.

How much are we offering to pay for the securities and what is the form of payment?

•

We are offering to pay $0.33 net per Share in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and “Terms of the Offer.”

Will you have to pay any brokerage or similar fees to tender your securities?

•

If you are the record owner of your Shares and you tender your Shares in the Offer, we do not anticipate that you will have to pay any brokerage or similar fees. However, you may have to pay stock transfer taxes with respect to the sale of your Shares pursuant to the Offer (including as provided by the Letter of Transmittal) and, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and “Terms of the Offer.”

Will we have the financial resources necessary to pay for the securities?

•

We, together with our affiliates, have the funds necessary to purchase the securities tendered in the Offer. Based upon PetroSearch’s filings with the Securities and Exchange Commission (the “Commission”), we estimate that funds in the amount of approximately $5.0 million will be necessary to purchase such securities. As of the date hereof, we and our affiliates had available cash and cash equivalents in excess of such amount. The Offer is not subject to any financing condition. See “Sources and Amount of Funds.”

Is our financial condition relevant to your decision to tender in the Offer?

•

No. We do not believe that our financial condition is relevant to your decision to tender in the Offer, because we are offering to pay solely in cash and the Offer is not subject to any financing condition. We have no plans or intentions to provide to PetroSearch any funding, loans, equity or capital support or resources, and we have no plans or intentions to merge another company into PetroSearch and no plans to propose any business combination between PetroSearch and any other company. See “Sources and Amount of Funds.”

Why are we making the Offer?

•

The purpose of the Offer is to provide a better alternative for the Company’s stockholders than the proposed merger of the Company with a wholly owned subsidiary of Double Eagle Petroleum Co. (“Double Eagle”), which we believe is inadequate. We want to acquire control of PetroSearch in order to preserve and enhance stockholder value through possible strategic alternatives such as: an extraordinary cash dividend; a stock repurchase program or an issuer self-tender; selling or licensing PetroSearch’s oil and gas properties; and/or a merger or other combination with another company. We reserve the right to participate in any extraordinary cash dividend or stock repurchase program with respect to any or all of our Shares. See “Purposes of the Offer and Plans, Proposals or Negotiations.”

Have we had discussions with PetroSearch?

•

We have had no discussions with PetroSearch by telephone or in person. However, we have written three letters dated May 20, 2009, May 29, 2009, and June 8, 2009, to Richard D. Dole, who is the Chairman, President and CEO of the Company, regarding issues related to severance payments, the value of oil and gas reserves, and the value of the proposed Double Eagle merger.

•

In our first letter dated May 20, 2009, we objected to the severance payments totaling $1.95 million that were paid to Richard D. Dole (Chairman, President and CEO of the Company), David Collins (Chief Financial Officer of the Company) and Wayne Beninger (former Chief Operating Officer of the Company) upon the expiration or termination of their employment agreements.

•

We have received a letter in response dated May 22, 2009, from Gerald N. Agranoff, who is the Chairman of the Compensation Committee of the Board of Directors of the Company. Mr. Agranoff defended these severance payments by stating that they were previously disclosed in SEC filings and required under contract.

•

In our second letter dated May 29, 2009, we demanded that the Company explain the significant decline in the value of its Standardized Measure of Discounted Future Net Cash Flows for its proven oil and gas reserves. We received no response to this letter.

•

In our third letter dated June 8, 2009, we informed the Company of our opposition to the Double Eagle merger, because we believe the merger consideration to be inadequate and structured in a way that disadvantages PetroSearch stockholders.

•	All four letters are reproduced in this Offer to Purchase. See “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”

If we are successful in completing the Offer, will PetroSearch’s net operating loss (“NOL”) carry-forwards be preserved?

•

Probably not. Under Rule 382 of the Internal Revenue Code of 1986, as amended, if there is more than a 50% change in the ownership of a company during the applicable measuring period, then the company’s ability to utilize NOL carry-forwards to offset taxable income is severely limited. In addition, if the company fails to meet certain business continuity requirements, the company’s eligibility to use NOL carry-forwards may be eliminated altogether. If more than 50% of PetroSearch’s outstanding Shares are tendered and the Offer is completed, there will be a change in ownership. If a merger partner is identified in the future, the merger consideration might be significantly reduced as a result of the diminution or elimination of the NOL carry-forwards. In addition, offsets to taxable income, if any, may not be available to PetroSearch to the same extent as would be the case if a change in ownership had not occurred.

What are the most significant conditions of the Offer?

•

The Offer is conditioned upon, among other things, our being satisfied, in our reasonable discretion, that: (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by us, represents a majority of the total number of Shares then outstanding on a fully diluted basis (including Shares into which outstanding shares of convertible preferred stock of PetroSearch are convertible); (ii) the stockholders of PetroSearch have not approved the proposed Agreement and Plan of Merger, dated as of March 30, 2009, by and among PetroSearch, Double Eagle, and DBLE Acquisition Corporation, a wholly owned subsidiary of Double Eagle, attached as Appendix A to the Preliminary Proxy Statement/Prospectus of PetroSearch included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Double Eagle on June 16, 2009; (iii) no takeover defenses (such as a “poison pill” stockholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current three members, or any further issuance of preferred stock) exist for PetroSearch immediately prior to the expiration of the Offer; (iv) PetroSearch retains a minimum of $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on combinations with interested stockholders set forth in Sections 78.411-44 of the Nevada Revised Statutes are inapplicable to the Offer; and (vi) the total stockholders’ equity of PetroSearch is at least $19 million immediately prior to the expiration of the Offer. Other conditions of the offer are described herein under the caption “Conditions of the Offer.” The Offer is not subject to any financing condition.

How many Shares to we own, and how many Shares must be tendered to meet the Minimum Tender Condition (as defined below)?

•

We own 6,106,014 Shares. To meet the Minimum Tender Condition, at least 15,004,239 Shares must be tendered in the Offer, provided that such number of Shares, when added to Shares then owned by us and our affiliates, constitutes a majority of the then outstanding Shares

How long do you have to decide whether to tender in the Offer?

•

You will have until 11:59 P.M., New York City time, on Friday, August 7, 2009, to decide whether to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described herein under the caption “Procedures for Tendering Shares.”

Can the Offer be extended, and under what circumstances?

•	Yes. We expressly reserve the right, in our sole discretion, but subject to applicable law, to extend the period of time during which the Offer remains open. See “Terms of the Offer.”

How will you be notified if the Offer is extended?

•

If we decide to extend the Offer, we will inform the depositary for the Offer of the fact, and will issue a press release giving the new expiration date no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was previously scheduled to expire. See “Terms of the Offer.”

How do you tender your Shares?

•	To tender your Shares in the Offer, you must:

•

Complete and sign the accompanying Letter of Transmittal (or manually signed facsimile thereof) in accordance with the instructions thereto and mail or deliver it, together with your Share Certificates and any other required documents, to the depositary for the Offer;

•	Tender your Shares pursuant to the procedure for book-entry transfer described herein under the caption “Procedures for Tendering Shares”; or

•

If your Share Certificates are not immediately available, or if you cannot deliver your Share Certificates and any other required documents to the depositary for the Offer prior to the expiration of the Offer, or if you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your Shares if you comply with the guaranteed delivery procedures described herein under the caption “Procedures for Tendering Shares.”

If you tender your Shares, are you required to tender all of your Shares?

•	No. You may tender all or a portion of your Shares in the Offer.

Will we purchase all of the Shares that you tender?

•	Not necessarily. Our Offer is for 15,004,239 Shares, provided that this is a majority of the issued and outstanding Shares, not for all of the issued and outstanding Shares. We reserve the right (but are not obligated) to purchase more than 15,004,239 Shares, if more than 15,004,239 Shares are tendered.

•

If more than 15,004,239 Shares are tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined herein), and we elect to purchase at least 15,004,239 Shares but fewer than the number of Shares tendered, then we will purchase the elected number of Shares on a pro rata basis from all tendering stockholders. The number of Shares that we will purchase from each tendering stockholder will be based on the total number of Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date. In addition, we must be satisfied that the conditions of the offer have been met, although we reserve the right (but are not obligated) to waive any one or more of the conditions of the offer. See “Conditions of the Offer.”

When will you get paid if you tender your Shares?

•

If all of the conditions of the Offer are satisfied or waived and your Shares are accepted for payment, we will pay you promptly after the expiration of the Offer. See “Acceptance for Payment and Payment of Shares.”

Until what time can you withdraw previously tendered Shares?

•

You may withdraw previously tendered Shares any time prior to the expiration of the Offer, and, unless we have accepted the Shares pursuant to the Offer, you may also withdraw any tendered Shares at any time after August 7, 2009. This right to withdraw will not apply to any subsequent offering period. See “Withdrawal Rights.”

How do you withdraw previously tendered Shares?

•

To properly withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the depositary for the Offer while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker or a bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See “Withdrawal Rights.”

What does PetroSearch’s Board of Directors think of the Offer?

•

The Offer has not been reviewed by PetroSearch’s Board of Directors. Within 10 business days after the date of this Offer to Purchase, PetroSearch is required by law to publish, send or give to you (and file with the Commission) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer, or that it is unable to take a position with respect to the Offer. See “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”

Do we intend to undertake a proxy or consent solicitation to remove the directors of PetroSearch?

•

We currently do not intend to undertake a proxy or consent solicitation to remove the directors of PetroSearch. However, we reserve the right (but are not obligated) to commence a solicitation of proxies or written consents from PetroSearch’s stockholders in order to remove each member of PetroSearch’s Board of Directors and to replace such directors with nominees selected by us to serve as the directors of PetroSearch. Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies or consents in connection with any proxy or consent solicitation. Any such proxy or solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with the requirements of the rules and regulations of the Commission. See “Introduction.”

Will you be required to grant a proxy or consent in order to tender your Shares in the Offer?

•	No. The granting of a proxy or consent to us under a proxy or consent solicitation is not a prerequisite to tendering Shares in the Offer. See “Introduction” and “Procedures for Tendering Shares.”

Will PetroSearch continue as a public company?

•

Yes, we currently expect that PetroSearch will continue as a publicly reporting company as we review our options. The Offer is not for all of the issued and outstanding Shares, but for only a majority of the issued and outstanding Shares. We have no plans to take PetroSearch private.

Will the Offer be followed by a merger?

•

No, we have no plans to follow the Offer with a merger, because we do not seek to own all of the Shares, but only a majority of the issued and outstanding Shares, in order to control PetroSearch for the purpose of preserving and enhancing stockholder value. To enhance stockholder value, however, in the future we may seek a merger or other combination between PetroSearch and another company. See “Introduction” and “Background of the Offer; Past Contacts, Transactions, Negotiation and Agreements.”

If you decide not to tender, how will the Offer affect your Shares?

•

If you decide not to tender your Shares in the Offer, you would continue to own your Shares after we have purchased a majority of the issued and outstanding Shares. Our purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the price paid in the tender offer.

Do we have interests in the Offer that may be different from your interests as a PetroSearch stockholder?

•

Yes. Our interests in the Offer present actual or potential conflicts of interest such that our interests may be different from those of stockholders being asked to sell their Shares. In particular, stockholders should be aware that our financial interests with regard to the price to be paid in the Offer are generally adverse to the financial interests of the stockholders being asked to tender their Shares. Also, if you sell all of your Shares in the Offer, you will cease to have any interest in PetroSearch and will not have the opportunity to participate in the future earnings or growth, if any, of PetroSearch. On the other hand, we will benefit from any future increase in the value of PetroSearch, as well as bear the burden of any future decrease in the value of PetroSearch.

Will we have the same interests as the remaining stockholders who do not tender their Shares?

•

Not necessarily. We will be examining the viability of PetroSearch with an independent and critical view. As a result, we may decide that the best course of action for the stockholders is to engage in a repurchase program, to declare an extraordinary dividend, or otherwise to conduct a liquidation of PetroSearch, as opposed to continuing PetroSearch’s business operations or finding a merger partner. In addition, our investment time-horizon may be shorter or longer than that of other remaining stockholders.

Are appraisal rights available in the Offer?

•

No, appraisal rights are not available in the Offer. We have no plans to follow the offer with a merger, because we do not seek to own all of the Shares. See “Purposes of the Offer and Plans, Proposals or Negotiations.”

What is the market value of your Shares as of a recent date?

•

On June 19, 2009, the closing price per Share reported on the OTC Bulletin Board was $0.19 per Share. The offer price of $0.33 net per Share represents a premium of approximately 73.68% over the closing price of PetroSearch’s common stock as of June 19, 2009. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “Trading Market and Price.”

What are the U.S. federal income tax consequences of the proposed transaction?

•

The receipt of cash in the Offer in exchange for Shares will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See “Certain Federal Income Tax Consequences.”

With whom may I talk if I have questions about the Offer?

•	You can call the Information Agent for the Offer toll-free at (866) 222-8371. See the back cover of this Offer to Purchase.

To the Stockholders of PetroSearch Energy Corporation:

INTRODUCTION

Tiberius Capital, LLC, an Illinois limited liability company (“Purchaser”), is making a third-party tender offer for, and is offering to purchase, 15,004,239 of the issued and outstanding shares of common stock, $0.001 par value per share (“Shares”), of PetroSearch Energy Corporation, a Nevada corporation (“PetroSearch” or the “Company”), at a net price per Share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (together with this Offer to Purchase and any amendments or supplements thereto, the “Offer”). See “Identity and Background of Filing Person(s)” for additional information concerning Purchaser.

Tendering stockholders who have shares registered in their own names will not be obligated to pay brokerage fees or commissions or, except as otherwise provided by the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commission will apply. Any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to required back-up U.S. federal income tax withholdings on the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See “Certain Federal Income Tax Consequences.”

Purchaser will pay all charges and expenses of Mellon Investor Services LLC (the “Depositary” and “Information Agent”) incurred in connection with the Offer. See “Certain Agreements, Regulatory Requirements and Legal Proceedings.”

The purpose of the Offer is to enable Purchaser to acquire control of PetroSearch in order to preserve and enhance stockholder value through possible strategic alternatives such as: an extraordinary cash dividend; a stock repurchase program or an issuer self-tender; selling or licensing PetroSearch’s oil and gas properties; and/or a merger or other combination with another company. Purchaser reserves the right to participate in any extraordinary cash dividend or stock repurchase program with respect to any or all of its Shares. The Offer is for a majority of the issued and outstanding Shares on a fully diluted basis. Purchaser does not seek to purchase all of the issued and outstanding Shares.

The Offer has not been reviewed by PetroSearch’s Board or management. No later than ten business days from the date of this Offer to Purchase, PetroSearch is required by law to publish, send or give to you a statement disclosing whether the Board either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer, or is unable to take a position with respect to the Offer.

Purchaser does not intend to undertake a proxy solicitation or solicitation of written consents from PetroSearch’s stockholders to remove the current members of PetroSearch’s Board. Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies or consents. Any such solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to certain conditions, including, without limitation:

1. The Minimum Tender Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that there have been validly tendered and not withdrawn prior to the expiration of the Offer at least 15,004,239 Shares, provided that such number of Shares, when added to Shares then owned by Purchaser and its affiliates, constitutes a majority of the then outstanding Shares (the “Minimum Tender Condition”).

2. The No Shareholder Approval of Merger Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the stockholders of PetroSearch have not approved the proposed Agreement and Plan of Merger, dated as of March 30, 2009, by and among PetroSearch, Double Eagle Petroleum Co. (“Double Eagle”), and DBLE Acquisition Corporation, a wholly owned subsidiary of Double Eagle, attached as Appendix A to the Preliminary Proxy Statement/Prospectus of PetroSearch included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Double Eagle on June 16, 2009 (the “No Shareholder Approval of Merger Condition”). PetroSearch has called a shareholders’ meeting, to be held on August 4, 2009, at 10:00 A.M. local time in Denver, Colorado, for the purpose of voting on the proposed merger.

3. The No Takeover Defenses Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that PetroSearch does not have any takeover defenses, including, without limitation, a “poison pill” stockholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current three members, and any issuance of shares of preferred stock, in each case immediately prior to the expiration of the Offer (the “No Takeover Defenses Condition”).

4. The Minimum Cash Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that PetroSearch retains at least $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer (the “Minimum Cash Condition”).

5. The Combinations with Interested Stockholders Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the restrictions on combinations with interested stockholders set forth in Section 78.411-44 of the Nevada Revised Statutes are inapplicable to the Offer (the “Combinations with Interested Stockholders Condition”). In general, this statutory provision prevents an “interested stockholder” (generally, a stockholder owning 10% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “combination” (defined to include a merger or consolidation and certain other transactions) with a Nevada corporation for a period of three years following the time at which such stockholder became an interested stockholder, unless the combination or the transaction by which such stockholder first became an interested stockholder was approved by the corporation’s board of directors before the interested stockholder became an interested stockholder, or unless one or more of certain other exceptions apply. See “Purposes of the Offer and Plans, Proposals or Negotiations.”

6. The Minimum Stockholders’ Equity Condition. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the total stockholders’ equity of PetroSearch remains at least $19 million immediately prior to the expiration of the Offer (the “Minimum Stockholders’ Equity Condition”). The total stockholders’ equity of PetroSearch was $19,812,818 as of March 31, 2009, according to PetroSearch’s quarterly report on Form 10-Q filed on May 15, 2009.

Certain other conditions to the consummation of the Offer are discussed herein under the caption “Conditions of the Offer.” Purchaser reserves the right (subject to the applicable rules and regulations of the Commission) to amend or waive any one or more of the terms and conditions of the Offer, including, without limitation, the Minimum Tender Condition, the No Shareholder Approval of Merger Condition, No Takeover Defenses Condition, the Minimum Cash Condition, the Combinations with Interested Stockholders Condition, and the Minimum Stockholders’ Equity Condition. See “Terms of the Offer” and “Conditions of the Offer.”

The Offer will expire at 11:59 P.M., New York City time, on Friday, August 7, 2009, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

To tender all or any portion of such stockholder’s Shares:

•

A stockholder of record that has the certificate(s) representing such Shares or can comply with the procedures for book-entry transfer described herein under the caption “Procedures for Tendering Shares” may complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions thereto and deliver such Letter of Transmittal together with such certificate(s) and all other required documents to Mellon Investor Services LLC, the depositary and paying agent for the offer (the “Depositary”), or tender such Shares pursuant to such book-entry transfer procedures;

•

A stockholder of record that does not have the certificate(s) representing such Shares and cannot comply with the procedures for book-entry transfer described under the caption “Procedures for Tendering Shares” herein may tender such Shares pursuant to the procedures for guaranteed delivery described under the caption “Procedures for Tendering Shares” herein; and

•

A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee may contact such nominee and instruct such nominee to tender such Shares for such stockholder.

Stockholders may contact Mellon Investor Services LLC, the information agent for the offer (the “Information Agent”), at the address(es) and telephone number(s) for the Information Agent set forth on the back cover hereof with any questions or requests for assistance or copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other related materials. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee may contact such nominee with any questions or requests for assistance or copies of such materials.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for 15,004,239 Shares validly tendered (and not withdrawn in accordance with the procedures set forth in “Withdrawal Rights”) on or prior to the Expiration Date. “Expiration Date” means 11:59 P.M., New York City time, on Friday, August 7, 2009, unless and until Purchaser shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

There is no financing condition to the Offer. The Offer is subject to the conditions set forth under “Conditions of the Offer,” including the satisfaction of the Minimum Tender Condition, the No Shareholder Approval of Merger Condition, No Takeover Defenses Condition, the Minimum Cash Condition, the Combinations with Interested Stockholders Condition, and the Minimum Stockholders’ Equity Condition. Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right (but will not be obligated) to amend or waive any such condition in whole or in part, in its sole discretion. Subject to the compliance with applicable rules and regulations of the Commission, including Rules 14d-4(d)(i), 14d-6(c) and 14e-1, Purchaser may elect to: (1) extend the Offer and, subject to withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended; (2) waive all of the unsatisfied conditions and accept for payment and pay for all Shares tendered and not withdrawn prior to the Expiration Date; or (3) terminate the Offer and not accept for payment or pay for any Shares and return all tendered shares to tendering stockholders.

Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During the extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of the tendering stockholder to withdraw Shares. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

Subject to any applicable rules and regulations of the Commission, including Rules 14d-4(d)(i), 14d-6(c) and 14e-1, Purchaser expressly reserves the right to: (1) terminate or amend the Offer if any of the conditions referred to in “Conditions of the Offer” has not been satisfied or upon the occurrence of any of the events specified in “Conditions of the Offer;” or (2) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below.

If Purchaser (1) extends the Offer, (2) is delayed in acceptance for payment of Shares, (3) is delayed in payment for Shares (whether before or after its acceptance for payment of Shares), or (4) is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under the caption “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender Offer materials (including by public announcement) and extend the Offer to the extent required by Rules 14d-6(d) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relevant materiality of the changed terms or information. In the Commission’s view, an Offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, and the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first announced, sent or given to holders of Shares, Purchaser will extend the Offer at least until the expiration of such tenth business day.

If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increased consideration.

Subject to the applicable rules and regulations of the Commission, Purchaser may, in its sole discretion, elect to extend the Offer to Purchase beyond the Expiration Date for a subsequent offering period of three business days to 20 business days (the “Subsequent Offering Period”), if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures described herein under the caption “Withdrawal Rights”) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. See “Withdrawal Rights.” Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release prior to 9:00 A.M., New York City time, on the business day immediately following the previously scheduled expiration date of the Offer.

For purposes of the Offer, a “business day” means any day on which the principal offices of the Commission in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, and consists of the time period from 12:01 A.M. through 5:00 P.M., New York City time.

In the event that Purchaser subsequently elects to include a Subsequent Offering Period, no withdrawal rights would apply to Shares tendered during such Subsequent Offering Period and no withdrawal rights would apply during such Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

A request may be made to PetroSearch for use of PetroSearch’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by PetroSearch with this request and receipt of these lists or listings from PetroSearch, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose name, or names of whose nominees, appear on PetroSearch’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser. Alternatively, if PetroSearch so elects, the materials will be mailed to stockholders by PetroSearch. A request may also be made to PetroSearch pursuant to Section 78.105 of the Nevada Revised Statutes to inspect PetroSearch’s ledger, a list of PetroSearch’s stockholders and certain of PetroSearch’s other books and records.

2. Acceptance for Payment and Payment of Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered (and not properly withdrawn in accordance with the procedures described herein under the caption “Withdrawal Rights”) prior to the Expiration Date promptly after the occurrence of the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the Commission, Purchaser expressly reserves the right in its sole discretion to delay payment for Shares (i) in order to comply in whole or in part with applicable laws (See “Terms of the Offer” and “Certain Agreements, Regulatory Requirements and Legal Proceedings”) or (ii) if any of the conditions of the Offer specified herein under the caption “Introduction” or “Conditions of the Offer” has not been satisfied or upon the occurrence of any of the events specified in “Conditions of the Offer.” Any determination concerning satisfaction of the terms and conditions of the Offer shall be within the sole discretion of Purchaser. If Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account (the “Book-Entry Transfer Facility”) pursuant to the procedures described herein under the caption “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below), in connection with the book-entry transfer and (iii) any other documents required under the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

Purchaser reserves the right (but will not be obligated) to purchase more than 15,004,239 Shares, if more than 15,004,239 Shares are tendered.

If more than 15,004,239 Shares are tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined herein), and Purchaser elects to purchase at least 15,004,239 Shares but fewer than the number of Shares tendered, then Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering stockholders. The number of Shares that Purchaser will purchase from each tendering stockholder will be based on the total number of Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date.

If any tendered Shares are not accepted for payment, for any reason, pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure described herein under the caption “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

Valid Tender of Shares. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Lost, Destroyed or Stolen Certificates. If any certificate representing shares has been lost, destroyed or stolen, the stockholder should promptly notify PetroSearch’s transfer agent, Corporate Stock Transfer, at 1-303-282-4800. The stockholder will then be instructed by the transfer agent as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen certificates have been followed.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered:

(i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

(ii) for the account of an Eligible Institution.

If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See the Instructions to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three business days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

In all cases (including during any subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to a contrary, nonappealable determination with respect to such matter by a court of competent jurisdiction, which will be final and binding upon all persons. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither Purchaser nor any of its affiliates or assigns, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to a contrary, nonappealable determination with respect to such matter by a court of competent jurisdiction, which will be final and binding upon all persons.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after June 22, 2009). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of PetroSearch’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies or consents. Any such solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold a portion of any payments of cash pursuant to the Offer. To prevent backup federal income tax withholding with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. See the Instructions to the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided herein, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 30, 2009. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein, subject to Rule 14e-l(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. See “Terms of the Offer.”

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described herein under the caption “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding, subject to a contrary, nonappealable determination with respect to such matter by a court of competent jurisdiction, which will be final and binding upon all persons. Neither Purchaser nor any of its affiliates or assigns, the Depositary, the Information Agent nor any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described herein under the caption “Procedures for Tendering Shares” (except that Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

5. Certain Federal Income Tax Consequences.

The following is a summary of the principal federal income tax consequences of the Offer to holders whose Shares are purchased pursuant to the Offer. The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are not citizens or residents of the United States of America.

The tax discussion set forth below is included for general information purposes only and is based upon present law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed to such stockholder and the particular tax effects of the Offer, including the application and effect of state, local and other tax laws.

The receipt of the Offer price will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between such holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Proposed Merger and the amount of cash received for the Shares. The gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss. Individual holders may be subject to tax on the net amount of such gain at a maximum rate of 15% provided that the Shares were held for more than 12 months. Special rules (and generally lower maximum rates) apply to individuals in lower tax brackets. The deduction of capital losses is subject to certain limitations. Stockholders should consult their own tax advisors in this regard.

Payments in connection with the Offer may be subject to backup withholding at a 28% rate. Backup withholding generally applies if a stockholder (i) fails to furnish such stockholder’s social security number or taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder’s correct number and that such stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons, including corporations and financial institutions generally, are exempt from backup withholding. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder’s own tax advisor as to such stockholder’s qualifications for exemption from withholding and the procedure for obtaining such exemption.

6. Trading Market and Price.

PetroSearch’s common stock has been quoted on the OTC Bulletin Board since November 2005 under the symbol “PTSG.OB”. The following table sets forth the high and low sales prices for PetroSearch’s common stock for the periods indicated:

	Shares Market Data
	High	Low
Fiscal Year Ended December 31, 2007:
First Quarter	$1.60	$0.61
Second Quarter	$1.85	$1.20
Third Quarter	$1.59	$1.00
Fourth Quarter	$1.25	$0.74
Fiscal Year Ended December 31, 2008:
First Quarter	$0.98	$0.57
Second Quarter	$0.81	$0.28
Third Quarter	$0.55	$0.26
Fourth Quarter	$0.29	$0.12
Fiscal Year Ended December 31, 2009:
First Quarter	$0.20	$0.13
Second Quarter (through June 19, 2009)	$0.24	$0.15

According to PetroSearch’s most recent Annual Report on Form 10-K filed with the Commission on March 25, 2009, PetroSearch has never paid or declared a dividend on the Shares.

On June 19, 2009, the last reported sale price per Share of the Shares was $0.19. The Company’s stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

The information concerning PetroSearch contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and it is qualified in its entirety by reference thereto.

The name of the company that is the subject of the Offer is PetroSearch Energy Corporation, and the address and telephone number of its principal executive offices is 675 Bering Drive, Suite 200, Houston, Texas 77057 and (713) 961-9337, respectively.

The title of the class of equity securities that is the subject of the Offer is common stock, $0.001 par value per share. Based upon information in the most recently available filing with the Commission by the subject company, as of May 15, 2009, 41,340,584 shares of the subject securities were outstanding.

According to PetroSearch’s most recent Annual Report on Form 10-K filed on March 25, 2009, PetroSearch was formed as a Nevada corporation in November 2004 and is the successor of Petrosearch Corporation, a Texas corporation formed in August 2003. Petrosearch is an independent crude oil and natural gas exploration and production company. PetroSearch describes itself as a resource-based energy company with current operations focused in North Texas and with existing production in Texas and Oklahoma. PetroSearch states, “A majority of our effort since the sale of our Barnett Shale Project in July, 2008 has been to focus on pursuing strategic alternatives for the Company that will create the most value for our shareholders, as well as focusing on the development of our Texas Panhandle water flood that we operate.” As of December 31, 2008, PetroSearch had five full-time employees and one part time employee, of which three were in executive positions.

PetroSearch is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning PetroSearch’s directors and officers, their remuneration and options granted to them, the principal holders of PetroSearch’s securities and any material interest of such persons in transactions with PetroSearch is required to be disclosed in proxy statements distributed to PetroSearch’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal address at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Commission also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to PetroSearch that have been filed via the EDGAR system.

8. Identity and Background of Filing Person(s).

Purchaser is a newly formed Illinois limited liability company organized for the purpose of acquiring Shares and making the Offer. Purchaser has no assets or operations and has not carried on any activities other than in connection with the Offer and as described herein.

Purchaser is managed by Tiberius Management, Inc., an Illinois corporation, and is wholly owned by its sole member, Hyperion Capital, L.P., an Illinois limited partnership.

Hyperion Capital, L.P. is engaged in the investment business for the proprietary account of Mr. John M. Fife (“Mr. Fife”) and is the sole shareholder of Tiberius Management, Inc., the sole member of Purchaser and the sole member of Tiberius Capital II, LLC, an Illinois limited liability company.

The general partner of Hyperion Capital, L.P. is Hyperion Capital Management, LLC, an Illinois limited liability company, which is engaged in the investment business for the proprietary account of Mr. Fife.

The manager of Hyperion Capital Management, LLC is Fife Trading, Inc., an Illinois corporation, which is engaged in the investment business for the proprietary account of Mr. Fife.

Mr. Fife, of Chicago, Illinois and a U.S. citizen, is a professional investor and is the sole limited partner of Hyperion Capital, L.P., the sole member of Hyperion Management, LLC, and the sole shareholder of Fife Trading, Inc. Mr. Fife may be deemed to control, and to beneficially own securities owned by, each of Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC, and Purchaser.

The address of the principal office or business address of each of Purchaser, Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC, and Mr. Fife is 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601, and the business telephone number for such persons at such address is (312) 565-1569.

Each of Purchaser, Tiberius Capital II, LLC, Fife Trading, Inc., and Hyperion Capital, L.P. is in the business of investing in securities. Hyperion Capital Management, LLC is primarily engaged in the business of serving as the general partner of Hyperion Capital, L.P. Tiberius Management, Inc. is primarily engaged in the business of serving as the manager of Tiberius Capital II, LLC and Purchaser.

Mr. Fife is President of CVM, Inc., which is the manager of Chicago Venture Management, LLC. Chicago Venture Management, LLC is the general partner of Chicago Venture Partners, L.P., a private equity fund based in Chicago, Illinois. Mr. Fife has served as the President of CVM, Inc. since 1998. Mr. Fife is also the Chairman of Typenex Medical, LLC, the Chairman of Pulse Systems, LLC and a board member of Strategix Performance, Inc., all of which are portfolio companies of Chicago Venture Partners, L.P.

Mr. Fife is also the President of Utah Resources International, Inc., a Utah-based real estate and oil & gas investment company. Mr. Fife has served in that position since 1996. Mr. Fife is also the President of Property Tax Assessor Records Corp. He has served in that position since 1992.

Mr. Fife graduated from the Brigham Young University in 1986, where he received a B.S. degree in computer science and statistics. After working for Oracle, he attended the Harvard Business School, where he received an M.B.A. degree in 1990.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Filing Person(s) are set forth in Schedule A attached hereto.

Except as described in this Offer to Purchase or in Schedule B attached hereto, neither Purchaser, Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC, Mr. Fife, nor any affiliate of any such corporation (nor, to the best knowledge of such corporations, any of the persons listed on Schedule A hereto) has:

(a) during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws;

(b) any contract, negotiation or transaction, whether or not legally enforceable, with any other person with respect to any securities of PetroSearch, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations;

(c) had any transaction with PetroSearch or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer;

(d) had any material negotiations, transactions or contacts with PetroSearch concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of PetroSearch’s securities, an election of PetroSearch’s directors or a sale or other transfer of a material amount of assets of PetroSearch; or

(e) during the past 60 days, beneficially owned or held any right to acquire any Shares or effected any transaction in the Shares, except as described in Schedule A attached hereto.

Each of Purchaser, Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC and Mr. Fife may be deemed to be a member of a group with respect to PetroSearch or PetroSearch’s securities and, consequently, may be deemed to beneficially own securities owned by each member of the group; provided, however, that each such person declares that neither the filing of this Offer to Purchase nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) the beneficial owner of any securities covered by this Offer to Purchase or (ii) a member of any syndicate or group with respect to PetroSearch or any PetroSearch securities.

Additional information, including the name, citizenship, address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of each of Purchaser, Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC and Mr. Fife is included in Schedule A hereto.

Pursuant to Rule 14d-3 under the Exchange Act, Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part. The Schedule TO and this Offer to Purchase and the other exhibits to the Schedule TO, as well as other information filed by Purchaser with the Commission, may be inspected at the Commission’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. The Commission also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed with the Commission via the EDGAR system.

9. Sources and Amount of Funds.

Purchaser’s indirect owner, Mr. Fife, and the entities that he controls have committed to provide for the funds necessary to purchase the Shares tendered in the Offer. Based upon PetroSearch’s filings with the Commission, Purchaser estimates that funds in the amount of approximately $5.0 million will be necessary to purchase such Shares. As of the date hereof, Purchaser had available cash and cash equivalents in excess of such amount. The Offer is not subject to any financing condition. Purchaser has no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

Purchaser does not believe that its financial condition is relevant to a decision to tender in the Offer because we are offering to pay solely in cash and the Offer is not subject to any financing condition.

10. Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.

Purchaser is indirectly controlled by Mr. Fife, a professional investor who seeks value-added opportunities. Mr. Fife became interested in PetroSearch and, through affiliates of Purchaser, has acquired 6,106,014 Shares through open market purchases.

Purchaser has had no discussions with PetroSearch by telephone or in person. However, Purchaser has written three letters dated May 20, 2009, May 29, 2009, and June 8, 2009, to Richard D. Dole, who is the Chairman, President and CEO of the Company, and Purchaser has received a letter dated May 22, 2009, from Gerald N. Agranoff, who is the Chairman of the Compensation Committee of the Board of Directors of the Company.

In Purchaser’s first letter dated May 20, 2009, Purchaser objected to the severance payments totaling $1.95 million that were paid to Richard D. Dole (Chairman, President and CEO of the Company), David Collins (Chief Financial Officer of the Company) and Wayne Beninger (former Chief Operating Officer of the Company) upon the expiration or termination of their employment agreements. This letter is as follows:

Tiberius Capital, LLC

303 East Wacker Drive - Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express and Certified Mail

May 20, 2009

Mr. Richard Dole

Chief Executive Officer,

President & Chairman

Petrosearch Energy Corporation

675 Bering Drive - Suite 200

Houston, Texas 77057

Re: Your “Severance” Payment

As you probably know, Tiberius Capital, LLC holds approximately 7.84% of the outstanding common shares of Petrosearch Energy Corporation. We were stunned to read in the Company’s most recent 10-Q that you accepted a severance payment of $850,000. In addition, Mr. Blackman and Mr. Collins apparently accepted severance payments of $550,000 each. The 10-Q states that the triggering event was the Company’s employment agreements with each of you merely expiring. The 10-Q states that severance payments of $1,950,000 will be recorded as an expense in April 2009. This amount equates to $.047 per share, based on the total number of shares outstanding as reported in the 10-Q.

As a substantial shareholder of this Company, we strongly object to you and your colleagues taking these severance payments. On September 1, 2008, you left Petrosearch to become President and Chief Executive Officer of Double Eagle Petroleum Co. You are paid a handsome annual salary by Double Eagle of $300,000, plus eligibility to participate in bonus and stock option programs. For fiscal 2008, Double Eagle lists in its proxy statement your total compensation at $598,308. On what possible basis could you justify now receiving a severance payment of $850,000 from Petrosearch?

Your actions typify exactly the type of corporate greed and self-dealing that is at issue in today’s current affairs. We demand that you publicly explain yourself, and why you believe these payments are justified. We demand that you and Messrs. Blackman and Collins disgorge your payments back to Petrosearch, for the benefit of all shareholders. By this letter, we are copying your Board members and serving notice on them to remind them of their fiduciary duties to safeguard the interests of the shareholders. We also ask them to publicly explain themselves as to how they could permit this disgraceful conduct to happen.

Very truly yours,

Tiberius Capital, LLC

By:	Tiberius Capital Management, Inc.

By:	/s/ Robert T. Sullivan
Its:	President

cc:	Board Members
Mr. Gerald Agranoff
Mr. Richard Majeres

In Mr. Agranoff’s letter dated May 22, 2009, he defended the severance payments to which Purchaser had objected, claiming that such severance payments were required by the relevant employment agreements and were previously disclosed in SEC filings. This letter is as follows:

PetroSearch	PetroSearch Energy Corporation

Stock Symbol: PTSG

May 22, 2009

Tiberius Capital, LLC

303 East Wacker Drive, Suite 311

Chicago, IL 60601

Attn: Mr. Robert Sullivan

Re:	Your letter dated May 20, 2009 addressed to Richard Dole, Chairman of the Board

Dear Mr. Sullivan:

Your letter to Mr. Dole was referred to me as the Chairman of the Compensation Committee of the Board of Directors of Petrosearch Energy Corporation. The Committee is made up of two independent Board Members who joined the Board prior to the employment of any of the current officers or employees. All employees were under contract during their tenure (4-5 years for each officer to which you referred in your correspondence). All the employment agreements were previously disclosed by the company during the respective employment terms in the company’s 1933 and 1934 Act SEC filings.

As you may know, long-term employment contracts for executives have several components to them (salary, benefits, bonus programs, long-term incentive compensation, including severance arrangements, etc.). The nature and extent of those components change from time-to-time based upon market conditions and the needs of the particular company, but the components as a whole form the basis of attracting and retaining qualified personnel over a period of time. The compensation Committee of Petrosearch Energy Corporation has made a concerted effort to balance the compensation with the needs of the company and has, from time-to-time, engaged third party consultants with expertise in executive compensation in order to assure the Committee that our executives were near market compensation.

The employment agreements are binding obligations of the company and the terms were fulfilled by both the company and the employees. Again, these terms have been disclosed in the financial information previously provided to the public. You had access to the public information and disclosures (including previously filed 8-K’s and the annual report on form 10-K filed on March 25, 2009) prior to making your decision to purchase company stock in the market beginning in April of 2009, according to your Form 13D on file.

With regard to Mr. Dole’s role at Double Eagle, while we do not speak in any way for that company, the independent Board members of Petrosearch Energy Corporation approved Mr. Dole’s multiple positions with Double Eagle, including serving as an independent Board member beginning in 2005, the non-executive Chair role upon the resignation of Double Eagle’s CEO on December 31, 2007 and acceptance of Double Eagle’s CEO position as of September 1, 2009 (after completion of Petrosearch Energy Corporation’s Barnett Venture sale for $36,000,000). Mr. Dole has served dually as Petrosearch Energy Corporation’s CEO to direct the identification of strategic alternatives for the company. He voluntarily ended his salary (except for minimal amounts to maintain health benefits) in February of 2009 and voluntarily modified his employment agreements in 2008 that reduced potential severance payments to him by over $1,000,000, thereby benefitting the company. The amount of his compensation at Double Eagle was not relevant to the Petrosearch Energy Corporation independent Board members in their review.

Yours truly

/s/ Gerald N. Agranoff
Gerald N. Agranoff
Chairman of, and on behalf of, the Compensation Committee of the Board of Directors of Petrosearch Energy Corporation

675 Bering Drive - Suite 200	4925 Greenville Avenue - Suite 5670
Houston, TX 77075	Dallas, TX 75206
(tel) 713.961.9337 - (fax) 713.961.9338	(tel) 214-373-9442 - (fax) 214.373.9963

www.petrosearch.com

In Purchaser’s letter dated May 29, 2009, Purchaser demanded that the Company explain the significant decline in the value of its Standardized Measure of Discounted Future Net Cash Flows of proven oil and gas reserves. This letter is as follows:

Tiberius Capital, LLC

303 East Wacker Drive - Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express and Certified Mail

May 29, 2009

Mr. Richard Dole

Chief Executive Officer,

President & Chairman

Petrosearch Energy Corporation

675 Bering Drive - Suite 200

Houston, Texas 77057

Re: Petrosearch Oil and Gas Reserve Estimates

Dear Mr. Dole:

As you know, we are a substantial holder of Petrosearch common shares. In reviewing the 10-K for the fiscal year ended December 31, 2008, we note that the value of the Standardized Measure of Discounted Future Net Cash Flows (“SMDCF”) declined from $40,389,000 at the end of 2007 to $4,839,000 at the end of 2008, a decline of approximately 88%. In the 10-K, you state that the primary reason for the decline was the change in oil and gas prices from the end of 2007 to the end of 2008. We also note from the 10-K that Petrosearch’s proved reserves, are 92.3% oil reserves and only 7.7% natural gas reserves making the “primary reason” principally a function of the change in the price of oil.

The decline, however, in the price of oil from December 31, 2007 to December 31, 2008 as quoted by Bloomberg, was only 53.5% (rather than 88%), and is now down only 32.2% (as of May 28, 2009), from the price on December 31, 2007. Adjusting for the “primary reason,” one derives a SMDCF value of $18.7 million, using a 53.5% decline (as of December 31, 2008), and $27.3 million, using a 32.2% decline (as of May 28, 2009). The change in the price of natural gas over the period, while less significant, only increases our concerns since the price of natural gas from the end of 2007 to the end of 2008 declined by only 24.9%, again compared to management’s estimate of an 88% decline in the SMDCF.

We realize that there were other reasons for the decline such as the sale of the Barnett Shale project in July 2008. However in the 10-K, you indicate that this sale only created a decline of $2,196,201 in the SMDCF, which would not result in a figure of anywhere near $4,839,059.

If one re-computes the SMDCF by the exact amount that the price of oil and gas has declined (weighted 92.3% oil and 7.7% gas), and adjusts for the sale of the Barnett Shale project, the reserves at December 31, 2008 would be $17,460,000 rather than $4,893,000. With the price of oil today (as of May 28, 2009) at $65.08 per barrel and gas today (as of May 28, 2009) at $3.90 per mcf, both as quoted by Bloomberg, the same calculation would value the reserves today at $24,703,000, more than five times what you show in the 10-K for the end of 2008.

We demand that you and your Board publicly explain why an 88% decline in the SMDCF is a fair and accurate representation when the price of oil and gas, the “primary reason”, declined by only 53.5% and 24.9% respectively during 2008. In your March 31, 2009 press release announcing the Double Eagle/ Petrosearch merger, you state the value of the merger consideration to the Petrosearch shareholders is approximately $.225. It would appear, based on today’s oil and gas prices, that the value of Petrosearch is considerably greater than that.

In light of this, we demand that you and your Board publicly explain whether you believe the Petrosearch shareholders are being shortchanged in the merger, and why the exchange ratio shouldn’t be adjusted in favor of the Petrosearch shareholders.

Your prompt response would be appreciated.

Very truly yours,

Tiberius Capital, LLC

By:	Tiberius Capital Management, Inc.

By:	/s/ Robert T. Sullivan
Its:	President

cc:	Board Members
Mr. Gerald Agranoff
Mr. Richard Majeres

PetroSearch’s management and Board of Directors have not responded to Purchaser’s letter dated May 29, 2009.

In Purchaser’s letter dated June 8, 2009, Purchaser informed the Company of its opposition to the proposed merger of the Company with a wholly owned subsidiary of Double Eagle, because Purchaser believes the merger consideration to be inadequate and structured in a way that disadvantages PetroSearch stockholders. This letter is as follows:

Tiberius Capital, LLC

303 East Wacker Drive - Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express and Certified Mail

June 8, 2009

Mr. Richard Dole

Chief Executive Officer,

President & Chairman

Petrosearch Energy Corporation

675 Bering Drive - Suite 200

Houston, Texas 77057

Re:	We Cannot Support the Double Eagle Merger

Dear Mr. Dole:

As you know, we are the largest reported shareholder of Petrosearch Energy Corporation. After carefully reviewing the publicly available material relating to the proposed merger of Petrosearch into Double Eagle, we are writing to you to inform you that we cannot support it and will not vote for it, for a variety of reasons.

First, the merger consideration payable to the Petrosearch shareholders is far less than what Petrosearch is worth. After subtracting your inappropriate severance payments and those paid to your two colleagues, $1.95 million in all, there was 22.7 cents per share in cash, as of March 31, 2009. As of March 31, 2009, and again after subtracting the $1.95 million of improper payments, total stockholders’ equity per share is 43.2 cents per share. According to the Company’s most recently filed 10-K for 2008, there are 11.7 cents per share of discounted future net cash flows from proven reserves (using your $4,839,059 figure, which we believe is grossly understated given today’s oil and gas prices). Hence, on a simple book basis, there is considerably more value in Petrosearch than offered in the merger consideration.

According to your press release on March 31, 2009, you stated that the merger consideration to the Petrosearch shareholders was $.225 based on the then price of Double Eagle stock.

In addition, the structure of the merger consideration is disadvantageous to the Petrosearch shareholders. For instance, Double Eagle has mandated that $8.75 million of Petrosearch working capital (which is primarily cash) be delivered to it at closing. If more working capital is delivered than $8.75 million, the Petrosearch shareholders receive no increase in the merger consideration. However, if less than $8.75 million of working capital is delivered, Petrosearch shareholders receive less in merger consideration. In addition, assuming the Petrosearch working capital delivered at closing is at least $8.75 million, the merger consideration to the Petrosearch shareholders is only 20.6 cents per share, if the Double Eagle price is between $4.00 and $4.75, and the merger consideration is only .266 to the Petrosearch shareholders if the Double Eagle price is from $6.25 to $10.00. Hence, it would appear that the Petrosearch shareholders share very little in the upside, but retain most of the downside risk.

If the weighted average price of the Double Eagle stock is above $5.25 per share, and assuming $8.75 million in working capital is delivered at closing, Petrosearch shareholders would only receive a small amount of additional consideration, capped at 3.9 cents per share, until the weighted average price of the Double Eagle stock reaches $10.00. By way of comparison, you and your colleagues this year received $1.95 million, or 4.7 cents per share, in inappropriate severance payments – more than the maximum consideration that Petrosearch shareholders can expect to receive for all their oil and gas properties.

We call on you to do the right thing and to increase the number of Double Eagle shares allocated to the merger consideration, or, provide other consideration such as the issuance of Double Eagle preferred stock to the Petrosearch shareholders as part of the merger consideration.

We will be calling our fellow Petrosearch shareholders to solicit their views as to whether they agree with us that the merger consideration is inadequate.

Very truly yours,

Tiberius Capital, LLC

By:	Tiberius Capital Management, Inc.

By:	/s/ Robert T. Sullivan
Robert T. Sullivan
Its:	President

cc:	Board Members
Mr. Gerald Agranoff
Mr. Richard Majeres

PetroSearch’s management and Board of Directors have not responded to Purchaser’s letter dated June 8, 2009.

11. Purposes of the Offer and Plans, Proposals or Negotiations.

Purpose of the Offer. The purpose of the Offer is to enable Purchaser to acquire control of PetroSearch in order to maintain and enhance stockholder value through possible strategic alternatives such as: an extraordinary cash dividend; a stock repurchase program or an issuer self-tender; selling or licensing PetroSearch’s oil and gas properties; and/or a merger or other combination with another company. One benefit of the Offer to PetroSearch stockholders is that it would provide immediate liquidity. Also, the purpose of the Offer is to provide a better alternative for the Company’s stockholders than the proposed Double Eagle merger, which Purchaser believes is inadequate.

Purchaser reserves the right (but will not be obligated) to participate in any extraordinary cash dividend, stock repurchase program or merger of PetroSearch with another company, with respect to any or all of its Shares. If Purchaser participates in a stock repurchase program with respect to any or all of its Shares, Purchaser reserves the right (but will not be obligated) to cause PetroSearch’s Board of Directors to issue preferred stock to Purchaser in order to ensure that Purchaser retains voting control with respect to PetroSearch. For a description of PetroSearch’s preferred stock, see PetroSearch’s filings with the Commission.

If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to its equity ownership in PetroSearch, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as it shall determine, which may be different from the price paid in the Offer. Purchaser also reserves the right to dispose of Shares that it may acquire.

In connection with the Offer, Purchaser has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that Purchaser acquires a controlling interest in PetroSearch. If Purchaser acquires a controlling interest in PetroSearch or otherwise obtains access to the books and records of PetroSearch, Purchaser intends to conduct a detailed review of PetroSearch and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, without limitation, changes in PetroSearch’s business, facility locations, corporate structure, marketing strategies, capitalization, management or dividend policy.

12. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, PetroSearch should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares, Shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser’s rights described herein under the caption “Conditions of the Offer,” Purchaser may make such adjustments to the purchase price and other terms of the Offer (including the number and type of securities to be purchased) as it deems appropriate to reflect such split, combination or other change. Purchaser would inform PetroSearch stockholders of any such development and may be required to extend the Offer in accordance with Rules 14d-4(d) and 14e-1(b) under the Exchange Act.

If, on or after the date of this Offer to Purchase, PetroSearch should declare, set aside, make or pay any dividend on the Shares or make any other distribution (including the issuance of additional Shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on PetroSearch’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights described herein under the caption “Conditions of the Offer,” (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

13. Conditions of the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), or pay for, and may delay the acceptance for payment or the payment for any Shares tendered pursuant to the Offer, and may terminate the Offer, if, (a) at or prior to the Expiration Date, any of the Minimum Tender Condition, the No Shareholder Approval of Merger Condition, No Takeover Defenses Condition, the Minimum Cash Condition, the Combinations with Interested Stockholders Condition, or the Minimum Stockholders’ Equity Condition has not been satisfied or (b) at any time on or after June 22, 2009 and at or prior to the Expiration Date (or thereafter in relation to any condition dependent upon any governmental or regulatory approval), any of the following events shall occur or conditions shall exist: (i) PetroSearch or any of its subsidiaries shall have entered into an agreement with respect to any merger or any comparable event not in the ordinary course of business; or (ii) Purchaser shall have reached an agreement with PetroSearch providing for termination of the Offer; which, in the judgment of Purchaser, regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment. Purchaser reserves the right (but will not be obligated) to purchase more than 15,004,239 Shares, if more than 15,004,239 Shares are tendered.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including, for example, any action or omission by PetroSearch) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the Commission, may be waived by Purchaser, in whole or in part, at any time and from time to time. To the extent permitted by the rules and regulations of the Commission which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon any governmental or regulatory approval), the failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Subject to any applicable legal requirements, any determination by Purchaser concerning any condition or event described herein may be challenged by PetroSearch stockholders in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

14. Certain Agreements, Regulatory Requirements and Legal Proceedings.

General. Based upon its examination of publicly available information with respect to PetroSearch, Purchaser is not aware of (i) any license or other regulatory permit that appears to be material to the business of PetroSearch or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental authority which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser’s present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser’s right to decline to purchase Shares if any of the conditions described herein under the caption “Conditions of the Offer” shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of PetroSearch or Purchaser or that certain parts of the businesses of PetroSearch or Purchaser might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to legal matters discussed herein under the caption “Conditions of the Offer.”

15. Fees and Expenses.

Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Purchaser has retained Mellon Investor Services LLC as the information agent, the depositary and paying agent, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent will be paid reasonable and customary compensation for its services in connection with the Offer and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under federal securities laws.

Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

16. Miscellaneous.

The Offer is being made solely by means of this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares, including holders of Shares located in jurisdictions outside the United States. Purchaser is not aware of any U.S. state statute that would prohibit Purchaser from making the Offer to holders of Shares in that state. If Purchaser becomes aware of such a statute, Purchaser will make a good faith effort to comply with such statute in making the Offer. Only to the extent permitted by Rule 14d-10(b)(2), the Offer will exclude all holders of Shares in a U.S. state where Purchaser is prohibited from making the Offer by administrative or judicial action pursuant to a state statute after a good faith effort by Purchaser to comply with such statute. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser has filed with the Commission a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in “Identity and Background of Filing Person(s).”

POTENTIAL PROXY SOLICITATION

As discussed in this Offer to Purchase, neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies or consents from PetroSearch’s stockholders. Any such solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with all applicable requirements of Section 14(a) of the Exchange Act.

Dated: June 22, 2009

SCHEDULE A

Additional Information

1. Managers and Executive Officers of Purchaser and the Other Filing Persons.

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each manager and executive officer of Purchaser and each of the other Filing Persons. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. Unless otherwise indicated, the business address of each such person is c/o Tiberius Capital, LLC at 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601, and each such person is a citizen of the United States.

Managers and Executive Officers	Present Principal and Five-Year Employment History
John M. Fife

John Fife is a professional investor and President of CVM, Inc which is the Manager of Chicago Venture Management, LLC. Chicago Venture Management LLC is the General Partner of Chicago Venture Partners, LP, a private equity fund based in Chicago, IL. Mr. Fife has served as the President of CVM, Inc. since 1998. Mr. Fife is also the Chairman of Typenex Medical, LLC, Chairman of Pulse Systems, LLC and a board member of Strategix Performance, Inc., all of which are portfolio companies of Chicago Venture Partners, L.P.

Mr. Fife is also the President of Utah Resources International Inc., a Utah-based real estate and oil & gas investment company. Mr. Fife has served in that position since July of 1996. Mr. Fife is also the President of Property Tax Assessor Records Corp. He has served in that position since 1992. Since March of 1997, Mr. Fife has served as the President, owner and Chairman of Fife Trading Inc., an Illinois corporation.

Mr. Fife graduated from the Brigham Young University in 1986, where he received a B.S. degree in computer science and statistics. After working for Oracle, he attended the Harvard Business School, where he received an M.B.A. degree in 1990.

Robert T. Sullivan

Robert T. Sullivan is chief financial officer of Chicago Venture Partners, LP, a private equity fund based in Chicago, IL. Mr. Sullivan has served as the CFO of Chicago Venture Partners, LP since 2002. Mr. Fife is also the CFO of Typenex Medical, LLC, and Pulse Systems, LLC, which are portfolio companies of Chicago Venture Partners, L.P.

From May 2004 until November of 2006, Mr. Sullivan served as the CFO of Iliad Management LLC, a Commodity Trading Advisor and Commodity Pool Operator. Iliad Management was a member of the National Futures Association. Iliad Management LLC served as an advisor to various managed futures accounts and managed three Commodity Pools, Iliad Capital LP, Iliad Diversified LP, and Iliad International, Inc. Fife Trading, Inc. closed the Commodity Pools and discontinued all advisory services on behalf of others in November of 2006.

John N. Finlayson	John Finlayson has been an Associate at Chicago Venture Partners, LP since 2008, a product manager at Typenex Medical, LLC from 2006-2008, and a software engineer at Wacker Services Corp. from 2002-2006. Mr. Finlayson graduated from Harvard University in 1984.

The following table sets forth the directors, executive officers, shareholders, managers and members of each of the Filing Persons, as applicable.

Filing Person	Directors, Executive Officers, Shareholders, Managers and Members

Tiberius Capital II, LLC	Sole Manager – Tiberius Management, Inc. Sole Member – Hyperion Capital, L.P.

Tiberius Management, Inc.	President, Secretary, Treasurer and sole Director – Robert T. Sullivan Sole Shareholder – Hyperion Capital, L.P.

Hyperion Capital, L.P.	Sole General Partner – Hyperion Capital Management, LLC Sole Limited Partner – John M. Fife

Hyperion Capital Management, LLC	Sole Manager – Fife Trading, Inc. Sole Member – John M. Fife

Fife Trading, Inc.	President, Secretary, Treasurer and sole Director – John M. Fife Sole Shareholder – John M. Fife

MANAGERS, EXECUTIVE OFFICERS AND AFFILIATES

WHO OWN SHARES OF THE COMPANY

The following table sets forth the name of each manager, executive officer or affiliate of Purchaser or any of the other Filing Persons who beneficially owns Shares of PetroSearch and the number of the Shares beneficially owned by each as of June 22, 2009.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class
John M. Fife(1)	6,106,014	14.77%

(1)	Mr. Fife is the sole, indirect owner of the membership interests in Tiberius Capital, LLC who may be deemed to control the Shares owned by Tiberius Capital, LLC. The purchases of these Shares by affiliates of Tiberius Capital, LLC, and the transfers of these Shares by such affiliates to Tiberius Capital, LLC, are set forth in its Schedule 13D filed on May 1, 2009, Amendment No. 1 thereto filed on May 12, 2009, Amendment No. 2 thereto filed on May 21, 2009, Amendment No. 3 thereto filed on June 1, 2009, and Amendment No. 4 thereto filed on June 8, 2009.

SCHEDULE B

Certain Exceptions

On January 18, 2007, the Securities and Exchange Commission filed a complaint that Fife and Clarion Management, LLC (“Clarion”) engaged in a scheme in 2002 and 2003 to purchase variable annuity contracts issued by an insurance company in order to engage in market timing for the benefit of a Clarion affiliate. Fife and Clarion consented to the entry of the final judgment, without admitting or denying the allegation in the Commission’s complaint. On August 9, 2007, the U.S. District Court for the Northern District of Illinois entered a final judgment against John M. Fife and Clarion that permanently restrained and enjoined them from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder and required them to pay disgorgement in the amount of $234,339, plus pre-judgment interest of $60,584; and additionally ordered Fife to pay a civil penalty of $234,399. As part of the settlement of the case, Mr. Fife consented to the entry of an Order barring him from associating with any investment advisor, with a right to re-apply after eighteen months.

The Information Agent and the Depositary for the Offer is:

Mellon Investor Services LLC

By Overnight Courier:	By Mail:	By Hand:
Mellon Investor Services LLC Attn: Reorganization Department 480 Washington Boulevard Jersey City, NJ 07310	Mellon Investor Services LLC Attn: Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Reorganization Department 480 Washington Boulevard Jersey City, NJ 07310

By Facsimile Transmission:

(For Eligible Institutions Only)

(201) 680-4626

To Confirm Facsimile Transmissions:

(201) 680-4860

(For Confirmation Only)

Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the following toll-free telephone number: (866) 222-8371.